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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    Datamatics Technologies Limited
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        (Last)                      (First)                        (Middle)

    Unit 117-120, SDF4, SEEPZ
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                                   (Street)

    Andheri (East), Mumbai, India  400096
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)            10/3/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol            Saztec International,
                                                        Incorporated (SAZZ)
                                                        -----------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    _X__ Form Filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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Common Stock         2,218,174                 D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reported person, see Instruction
  5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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Convertible Promissory Note     (1)     9/25/01     Common Stock         (1)            $0.36             D
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Explanation of Responses:

(1) The convertible promissory note is convertible at any time and from time to time, to the extent of unpaid principal and interest, into shares of common stock of the Issuer at the rate of $0.36 per share. The conversion rate would result in the issuance of 1,527,777 shares to the Reporting Person upon conversion of the full principal amount of the note. Additional shares are issuable upon conversion of the accrued and unpaid interest, which accrues at a variable rate equal to 2% above the prime rate as published from time to time in the Wall Street Journal "Money Rates" column. Shares issuable upon conversion of
    -------------------
accrued but unpaid interest have been excluded from the calculation because the number of those shares is not presently calculable.

                              DATAMATICS TECHNOLOGIES LIMITED

                               /s/ Manish H. Modi                 10/16/00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

                              By: Manish H. Modi
                              Title: President & Chief Executive Officer


    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.